Exhibit 99.1

Press release

Results of the Combined General Meeting on June 21, 2022

All ordinary and extraordinary resolutions presented by the company have been adopted

Paris, France, Cambridge (Massachusetts, États-Unis), June 22, 2022 – 23h00 - Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis» or the «company»), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, today announces the approval by a very large majority of all resolutions presented by the company and falling within the remit of the Combined General Meeting.

Thanks to the mobilization of shareholders, the CGM could be held on second call with a quorum of more than 23% of the shareholders present or represented.

The 26 resolutions presented by the company were approved at a very large majority and were comprising, as an ordinary resolution, the approval of the company’s consolidated accounts for the fiscal year 2021, and the allocation of profit & loss for the fiscal year ended December 31, 2021 as well as the ratification of the appointment of Claude Allary as director; and on an extraordinary basis the delegations of authority granted to the Board of Directors to decide on the issue of shares and/or securities to finance the company.

The results of the votes of the combined General Meeting will be available on Biophytis’ website from June 23, 2022, under the section - Investors - General Assembly.

Stanislas Veillet, President, and CEO of Biophytis, said: « I would like to thank all the shareholders for their commitment and renewed trust. I am very pleased that all the resolutions presented by the company during the Combined General Meeting were approved by a very large majority”. He insisted: "My only goal is to bring to market medicines that will enable the greatest number of patients to be cured.».

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contact Biophytis for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42

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